SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated February 28, 2003

                                   ----------

                        TURKCELL ILETISIM HIZMETLERI A.S

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F: |X|      Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes: |_|      No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes: |_|      No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes: |_|      No: |X|


Enclosures: Turkcell announcement regarding new action by Turk Telekom


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[TURKCELL logo]


                                                           FOR IMMEDIATE RELEASE

TURKCELL ANNOUNCEMENT REGARDING NEW ACTION BY TURK TELEKOM

Istanbul, Turkey: February 28, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, has today announced developments in its relations with Turk Telekom, the Turkish fixed-line monopoly.

In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay, the highest administrative court of Turkey has granted an injunction limiting the applicability of Clause 13 of the License Agreement signed between the Turkish Telecommunication Authority and Turkcell. Clause 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its customers for calls originating on fixed lines and terminating on Turkcell's network. Turk Telekom keeps a portion of the amount and then pays the remainder to Turkcell on a monthly basis. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment.

Although, Turkcell is currently unable to assess the full financial impact of this development, Turkcell will take necessary legal action against the Dany(0)tay's injunction. Furthermore, once the payment for the month of January 2003 is received from Turk Telekom in relation to the base unit price, Turkcell will determine the difference and will take necessary actions against Turk Telekom's claim.

                              www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 15.7 million postpaid and prepaid customers as of Dec 31, 2002. Turkcell had revenues of US$ 1,469.0 million and adjusted EBITDA of US$534.2 million as of Sep 30, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants as of Sep 30, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.


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For further information please contact:

Turkcell                                  Citigate Dewe Rogerson

Investors:                                Europe
----------                                ------
Koray Ozturkler, Investor Relations       Kate Delahunty/Oskar Yasar
Tel: +90 212 313 1500                     Tel: +44 20 7282 2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
       -------------------------------           -------------------------------
                                                 Oskar.yasar@citigatedr.co.uk
Mehmet Sezgin, Investor Relations
Tel: + 90 212 313 1290                    United States
Email: mehmet.sezgin@turkcell.com.tr      -------------
       -----------------------------      Victoria Hofstad/Patrick Hughes
                                          Tel: +1 212 840 0008
investor.relations@turkcell.com.tr        Email: victoria.hofstad@citigatefi.com
----------------------------------               -------------------------------
                                                 patrick.hughes@citigatefi.com
Media:                                           -----------------------------
------
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr
       ---------------------------

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr
       ----------------------------

Internet: www.turkcell.com.tr
          -------------------




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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    February 28, 2003                     By:  /s/ MUZAFFER AKPINAR      ]
                                                   ---------------------------
                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer